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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS
AND UNDERTAKING
GENERAL INSTRUCTIONS

Filed Nov 10, 2014.

Telephone (347) 947-4770
CIK 0001521373
Symbol FACF
SIC Code 6513,6514,6531,
Residential Real Estate Brokerage
and Managemen
Fiscal Year 12/13

FORM F-X

APPOINTMENT OF AGENT FOR
SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing:
FAC PROPERTYS LLC.

B. (1) This is [check one]:

[X] an original filing for the Filer.

[ ] an amended filing for the Filer.

(2) Check the following box if you are
filing the Form F-X in paper
in accordance with Regulation S-T
Rule 101(b)(9): [ ]

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: FAC PROPERTYS LLC.

Form type: Registration Statement
on Form S-1

File Number: 333-181882.

Filed by: FAC PROPERTYS LLC.

Date Filed June 05, 2012.

D. The Filer is incorporated or organized under the laws of New York and has its principal place of business at:

1041 East 216th Street
Bronx New York 10469.

E. The Filer designates and appoints
Name of United States person
serving as agent

Ferris A Christian.
as the agent of the Filer upon whom may
be served any process, pleadings,
subpoenas, or other papers in

(a) any investigation or administrative
proceeding conducted by the Commission and

(b) any civil suit or action brought
against the Filer or to which the Filer
has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns

(i) any offering made or purported to be made in connec tion with the securities registered or qualified by the Filer on Form S-1
November on 10, or any purchases or
sales of any security in connection therewith

(ii) the securi ties in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities

(iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F 14D-1F or 14D-9F or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust
Indenture Act of 1939. The Filer
stipulates and agrees that any such
civil suit or action or administrative
proceeding may be commenced by the
service of process upon, and
that service of an administrative
subpoena shall be effected by service
upon such agent for service of process,
and that service as
aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

2
F. Each person filing this Form in
connection with:(a) the use of Form
F-10, 40-F or Schedule 13E-4F
14D-1F or 14D-9F stipulates and agrees
to appoint a successor agent for service of process and file an amended Form
F-X if the Filer discharges the
Agent or the Agent is unwilling or
unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act

(b) the use of Form F-8, Form F-80 or
Form CBstipulates and agrees to appoint
a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB

(c) its status as trustee with respect
to securities registered on Form F-7,
F-8, F-10, F-80 stipulates and agrees
to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding and

(d) the use of Form 1-A or other
Commission form for an offering
pursuant to Regulation A stipulates
and agrees to appoint a successor agent
for service of process and file an
amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regula tion A exemption.
Each filer further undertakes to advise
the Commission promptly of any change
to the  Agents name or address during
the applicable period by amendment of
this Form, referencing the file number
of the relevant form in conjunction
with which the amendment is being filed.

G. Each person filing this Form, other
than a trustee filing in accordance with General Instruction I. (a) of this
Form, undertakes to make available,
in person or by telephone,
representatives to respond to
inquiries made by the
Commission staff, and to furnish
promptly, when requested to do so
by the Commission staf f, information
relating to: the Forms, Schedules and
offering statements described in General
Instructions I. (a), I. (b), I. (c), I.
(d) and I. (f) of this Form, as
applicable the securities to which such
Forms,Schedules and offering statements
relate and the transactions in
such securities.

The Filer certifies that it has
duly caused this power of attorney,
consent, stipulation and agreement to
be signed on its behalf by the
undersigned, thereunto duly
authorized, in the City of New York
Country of Bronx
this November day of 10,2014.


Filer, Ferris A Christian C/E/O.

By:Ferris A Christian.

This statement has been signed by the
following persons in the capacities
and on the dates indicated.

Ferris A Christian C/E/O. Nov 10,2014.
Signature  Title Date.